Exhibit 99.1

Suite 4, 20 Clifford Street Mosman NSW 2088 Australia GPO Box 4155 Sydney NSW 2001	Telephone 612 9956 9181 Facsimile: 612 9960 1195 info@simsmm.com www.simsmm.com
21 November 2008
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
SYDNEY NSW 2000
Dear Sirs
Re: Listing Rule 3.13.2
In accordance with Listing Rule 3.13.2, the following summarises the total number of proxy votes in respect of each resolution put to the annual general meeting of shareholders today:
2.1	To re-elect Mr Jeremy Sutcliffe as an Executive Director of the Company.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
106,486,322	1,430,006	115,655	13,262,042
The motion was carried on a show of hands by the required majority.

2.2	To re-elect Mr Norman Bobins as a Non-Executive Director of the Company.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
107,141,163	758,936	119,099	13,274,827
The motion was carried on a show of hands by the required majority.
Sims Group Limited
ABN 69 114 838 630

2.3	To re-elect Mr Gerald Morris as a Non-Executive Director of the Company.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
107,387,988	497,383	134,089	13,274,098
The motion was carried on a show of hands by the required majority.

2.4	To re-elect Mr Robert Lewon as a Non-Executive Director of the Company.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
107,544,701	351,686	121,989	13,275,649
The motion was carried on a show of hands by the required majority.

3	To approve the participation in the Sims Group Long Term Incentive Plan by Mr Jeremy Sutcliffe.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
69,454,438	37,728,809	1,773,636	12,321,909
The motion was carried on a show of hands by the required majority.

4	To approve the participation in the Sims Group Long Term Incentive Plan by Mr Daniel Dienst.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
69,588,375	37,579,660	1,782,840	12,322,309
The motion was carried on a show of hands by the required majority.

5	To approve the change of Company name to Sims Metal Management Limited.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
107,533,695	276,505	218,829	13,264,996
The motion was carried on a show of hands by the required majority.

6	To adopt the Remuneration Report for the year ended 30 June 2008.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
98,980,637	9,561,542	377,991	13,178,707
The motion was carried on a show of hands by the required majority.
Yours faithfully,
Frank Moratti
Company Secretary